Via Facsimile and U.S. Mail
Mail Stop 6010

November 30, 2006

Mr. George Stuart
Vice President, Finance and Chief Financial Officer
Questcor Pharmaceuticals, Inc.
3260 Whipple Road
Union City, CA 94587-1217

Re: Questcor Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2005
File No. 001-14758

Dear Mr. Stuart:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief